FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2003

                              ARACRUZ CELULOSE S.A.


                 Rua Lauro Muller 116-21(degree) Andar, Botafogo
                        Rio de Janeiro, 22299-900 Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.     Form 20-F  X     Form 40-F
                                                  ---


Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-              .
                                   --------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ARACRUZ CELULOSE S.A.
                                                            (Registrant)


Date: February 7, 2003            By:         /s/ Agilio Leao de Macedo Filho
                                             ---------------------------------
                                           Name:  Agilio Leao de Macedo Filho
                                           Title: Chief Financial Officer

                                  EXHIBIT INDEX


     99.1. Material Fact - Re: The filing of a Shareholders Agreement dated February 5, 2003.